U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                   FORM 4

               STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


1.  Name and Address of Reporting Person*

  RHL Management, Inc.
  (Last)                (First)         (Middle)

8233 Roxbury Road
     Street

Los Angeles                     CA           90069
    (City)                    (State)          (Zip)

2.  Issuer Name and Ticker or Trading Symbol

Applied DNA Sciences, Inc. (Nasdaq: APDN)

3.  IRS Identification Number of Reporting Person, if an Entity
    (Voluntary)

4.  Statement for Month/Year

    March 2003

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

  [ ] Director                            [X]  10% Owner
  [ ]  Officer (give title below          [ ]  Other (specify below

  Secretary

7.  Individual or Joint/Group Filing (Check applicable line)

  [X] Form filed by One Reporting Person
  [ ] Form filed by more than One Reporting Person

Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Common Stock

2.  Transaction Date (mm/dd/yy)

    03-19-03

3.  Transaction Code (Instr. 8)

    Code         V

      S

4.  Securities Acquired (A) or Disposed of (D)
   (Instr. 3, 4, and 5)
                 (A)
     Amount       or      Price
                 (D)

 4,920,000 (1)    D       $1,62 (2)

5.  Amount of Securities Beneficially Owned at End of Month
   (Instr. 3 and 4)

    400,000

6.  Ownership Form:  Direct (D) or Indirect (I)
   (Instr. 4)


7.  Nature of Indirect Beneficial Ownership
  (Instr. 4)

    D

1. These shares were sold by RHL Management, Inc. to O'Dwyer Management, Inc., a Florida corporation, in a private transaction. Rick Langley, Jr. has an indirect interest in shares held in RHM Management, Inc., of which corporation he is President and the majority shareholder. As a result of this disclosed transaction, RHM Management, Inc. presently holds 400,000 shares of Common Stock of the Issuer, all of which shares are restricted.

2. The securities sold in this transaction were control shares (affiliate shares) of the issuer, and therefore, the purchaser will only be permitted to sell the shares in accordance with Rule 144 when the shares become eligible for sale.

Table II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
  (Instr. 3)


2.  Conversion or Exercise Price of Derivative Security


3.  Transaction Date (Month/Day/Year)


4.  Transaction Code
  (Instr. 8)

   Code V


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


6.  Date Exercisable and Expiration Date (Month/Day/Year)

   Date                         Expiration
  Exercisable                      Date


7.  Title and amount of Underlying Securities
  (Instr. 3 and 4)

    Title                      Amount or
                            Number of Shares


8.  Price of Derivative Security
  (Instr. 5)


9.  Number of Derivative Securities Beneficially Owned at End of Month
  (Instr. 4)


10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
  (Instr. 4)


11.  Nature of Indirect Beneficial Ownership
  (Instr. 4)


Explanation of Responses:

RHL Management, Inc.


By:/s/ Rick H. Langley, Jr.                           03/19/03
       Rick H. Langley, Jr., President

** Intentional misstatements of omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.